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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                                (AMENDMENT NO. 2)


                         FIRSTFED AMERICA BANCORP, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    337929103
                                 (CUSIP Number)

                                Robert F. Stoico
                       c/o FIRSTFED AMERICA BANCORP, INC.
         ONE FIRSTFED PARK, Swansea, Massachusetts 02777 (508) 679-8181
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                October 22, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.





                         (CONTINUED ON FOLLOWING PAGES)







                               (Page 1 of 5 pages)

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                                                                  SCHEDULE 13D/A

CUSIP No. 337929103                                   Page   2   of   6    Pages
                                                           -----    ------

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert F. Stoico

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/
                                                                        (b) /_/

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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

             PF;OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                        7    SOLE VOTING POWER
      NUMBER OF
       SHARES                    454,517
    BENEFICIALLY ---------------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH
      REPORTING  ---------------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
        WITH
                                454,517
                 ---------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             454,517 Shares

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             2.5%
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  14   TYPE OF REPORTING PERSON

             IN
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                               (Page 2 of 5 pages)

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Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

The Reporting Person is filing this amendment to report that his beneficial ownership interest in the Company has decreased below 5% of the Company's issued and outstanding shares of Common Stock. The Reporting Person's interest decreased below 5% of the Company's issued and outstanding shares of Common stock because First Federal Savings and Loan Association of America, a wholly owned subsidiary of the Company terminated its Supplemental Executive Retirement Plan of which the Reporting Person was a participant. As a participant, the Reporting Person was deemed to be the beneficial owner of 160,222 shares of Common Stock held in the Supplemental Executive Retirement Plan. The Supplemental Executive Retirement Plan was terminated in accordance with the terms of the Agreement and Plan of Merger, dated as of October 6, 2003, by and between Webster Financial Corporation and the Company (the "Merger Agreement"). Consequently, the Reporting Person's beneficial ownership decreased by 160,222 shares. In accordance with the terms of the Merger Agreement, the Reporting Person exercised 444,220 Non-qualified Stock Options beneficially owned by the Reporting Person. The Reporting Person used personal funds to pay the aggregate exercise price of such Stock Options. For tax planning and portfolio diversification purposes, the Reporting Person sold 341,100 shares of Common Stock following the exercise of the Non-qualified Stock Options. The Reporting Person's sales of Common Stock between October 29, 2003 and November 13, 2003 are reflected under Item 5 below. The information required by Item 3 is included in the original Schedule 13D the Reporting Person filed with the Securities and Exchange Commission on August 3, 2000, as amended on June 8, 2001, which is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 454,517 shares are beneficially owned by the reporting person as of the date of this statement, representing 2.5% of the total shares issued and outstanding of FIRSTFED's common stock.

      (b) The reporting person has sole voting and dispositive power over 454,517 shares.

            The reporting person has no shared voting and dispositive power.

      (c) Within the past 60 days, the reporting person has effected the following transactions in FIRSTFED common stock:

                  o On October 22, 2003, Mr. Stoico's beneficial ownership decreased by 160,222 shares of FIRSTFED common stock as a result of First Federal Savings and Loan Association of America's termination of its Supplemental Executive Retirement Plan.
                  o On October 28, 2003, Mr. Stoico's acquired 381,310 shares of FIRSTFED common stock by exercising options at a price of $9.25 per share for a total of $3,527,117.50.
                  o On October 28, 2003, Mr. Stoico's acquired 62,910 shares of FIRSTFED common stock by exercising options at a price of $6.47 per share for a total of $404,027.70.

                               (Page 3 of 5 pages)


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                  o     On October 29, 2003, Mr. Stoico sold 7,800 shares of
                        FIRSTFED common stock at a price of $25.80 per share.
                  o On October 30, 2003, Mr. Stoico sold 20,000 shares of FIRSTFED common stock at a price of $25.85 per share.
                  o On October 31, 2003, Mr, Stoico sold 48,200 shares of FIRSTFED common stock at a price of $25.67 per share.
                  o On November 3, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.72 per share.
                  o On November 3, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.76 per share.
                  o On November 3, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.77 per share.
                  o On November 3, 2003, Mr, Stoico sold 40,000 shares of FIRSTFED common stock at a price of $25.75 per share.
                  o On November 3, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.78 per share.
                  o On November 3, 2003, Mr, Stoico sold 10,000 shares of FIRSTFED common stock at a price of $25.80 per share.
                  o On November 3, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.81 per share.
                  o On November 4, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.75 per share.
                  o On November 4, 2003, Mr, Stoico sold 45,000 shares of FIRSTFED common stock at a price of $25.80 per share.
                  o On November 4, 2003, Mr, Stoico sold 10,000 shares of FIRSTFED common stock at a price of $25.81 per share.
                  o On November 4, 2003, Mr, Stoico sold 400 shares of FIRSTFED common stock at a price of $25.82 per share.
                  o On November 6, 2003, Mr, Stoico sold 50,000 shares of FIRSTFED common stock at a price of $25.75 per share.
                  o On November 6, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.76 per share.
                  o On November 6, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.77 per share.
                  o On November 7, 2003, Mr, Stoico sold 39,700 shares of FIRSTFED common stock at a price of $25.75 per share.
                  o On November 13, 2003, Mr, Stoico sold 20,000 shares of FIRSTFED common stock at a price of $25.55 per share.
                  o On November 13, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.56 per share.
                  o On November 13, 2003, Mr, Stoico sold 5,000 shares of FIRSTFED common stock at a price of $25.57 per share.
      (d) No other person has the right to receive or the power to direct the dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

                               (Page 4 of 5 pages)

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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Robert F. Stoico
                                       ---------------------------
                                       Robert F. Stoico


Date: November 24, 2003


                               (Page 5 of 5 pages)